UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65948/December 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14622

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In the Matter of   :
                                                                         :   ORDER MAKING FINDINGS
                                                                         :   AND REVOKING
LONGTOP FINANCIAL TECHNOLOGIES LIMITED   :   REGISTRATION BY
                                                                         :   DEFAULT

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 10, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that Respondent was served with the OIP, by personal service, in accordance with Commission Rule of Practice 141(a)(2)(ii) by November 14, 2011. Respondent's Answer was due on November 25, 2011. See OIP at 2; 17 C.F.R. § 201.220(b). On November 28, 2011, Respondent was ordered to show cause – by December 12, 2011 – why the registration of its securities should not be revoked by default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). As of today, Respondent has not filed an Answer with the Office of the Secretary and has not shown cause why it should not be defaulted.

        Longtop Financial Technologies Limited (Longtop) is in default for failing to file an Answer to the OIP, respond to a dispositive motion, or otherwise defend the proceeding. See 17 C.F.R §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        Longtop (CIK No. 0001412494) is a Cayman Islands corporation with principal offices in Hong Kong and Xiamen, China, that provides software, consulting, and support services for the financial services industry in the People's Republic of China. At all relevant times, Longtop's ordinary shares, have been registered with the Commission pursuant to Exchange Act Section 12(b). Longtop is a foreign private issuer and is required to file annual reports with the Commission. It filed annual reports on Form 20-F on July 1, 2008, for the year ended March 31, 2008; on June 29, 2009, for the year ended March 31, 2009; and on July 16, 2010, for the year ended March 31, 2010. Longtop's American depositary shares ("ADSs") were listed and traded on the New York Stock Exchange ("NYSE") under the symbol LFT beginning in October 2007, after an initial public offering, until August 29, 2011, when the NYSE delisted LFT after finding that the ADSs were no longer suitable for continued listing and trading. Currently, Longtop's ADSs trade in the over-the-counter market under the ticker symbol "LGFTY."

        Longtop failed to file an annual report on Form 20-F for the year ended March 31, 2011, and failed to provide the investing public with annual reports for 2008, 2009, and 2010, containing audited financial statements because Longtop's former independent auditor stated in May 2011 that continuing reliance should no longer be placed on its prior audit reports on financial statements contained in Longtop's Forms 20-F previously filed with the Commission.

Exchange Act Section 13(a) and Rule 13a-1 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports. 17 C.F.R. §§ 240.13a-1.

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rule 13a-1 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Longtop Financial Technologies Limited is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge